United States securities and exchange commission logo





                              December 19, 2023

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Registration
Statement on Form S-1
                                                            Response Letter
Dated December 18, 2023
                                                            File No. 333-272908

       Dear Daniel Jones:

            We have reviewed your response dated December 18, 2023 and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

       Response Dated December 18, 2023

       Cover Page

   1. We note your response to comment 1. Please file a pre-effective amendment in which you clearly disclose which
over-the-counter market your shares are quoted on. Refer to Item
                                                        501(b)(4) of Regulation
S-K.
       Lyneer Investments, LLC and Subsidiaries Financial Statements
       Condensed Consolidated Balance Sheets, page F-2

   2. We read your response to comment 3 and note you expect to receive a waiver from the lender of all existing
events of default under the debt instruments, but the agreements have not yet been executed.
Please file the signed and dated agreements as exhibits in a pre-
                                                        effective amendment.
Refer to Item 601(b)(10) of Regulation S-K. We may have
                                                        additional comments
after our review of the agreements.
 Daniel Jones
SeqLL, Inc.
December 19, 2023
Page 2
Note 3. Summary of Significant Accounting Policies
Liquidity, page F-7

3. We read your response to comment 4 and note you did not address the short-term nature of the extension. Please revise to disclose your plans to meet debt obligations and cure all violations after February 26, 2024.
        Please contact Tatanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Jones
                                                            Division of
Corporation Finance
Comapany NameSeqLL, Inc.
                                                            Office of Trade &
Services
December 19, 2023 Page 2
cc:       Eric M. Hellige
FirstName LastName